SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 6, 2001

TransTechnology Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	1-7872	95-4062211
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Allen Road, Liberty Corner, New Jersey	07938
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (908) 903-1600

(Former Name or Former Address, if Changed Since Last Report)

TRANSTECHNOLOGY CORPORATION

FORM 8-K

ITEM 2. Acquisition or Disposition of Assets.

On December 6, 2001, the Registrant completed the previously announced sale of its subsidiary, TransTechnology Engineered Components, LLC ("TTEC"), to a company formed by affiliates of Kohlberg & Company, L.L.C. ("Kohlberg") for $98.5 million, of which $96 million was cash and the balance the assumption of certain liabilities related to TTEC. The cash proceeds of the sale were used to retire a portion of the Registrant's senior debt. The sale was effective as of the close of business December 5, 2001.

ITEM 7. Financial Statements and Exhibits.

(b)   **Pro Forma Financial Information.** The Registrant intends to file the pro forma financial information required by this item within sixty (60) days after the date this report on Form 8-K is required to be filed.

(c)   Exhibits.

Exhibit	Description
2.1	Amended and Restated Share and Limited Liability Company Membership Interest Purchase Agreement, dated as of August 23, 2001 between the Registrant and KTIN Acquisition, LLC.
2.2	Bill of Sale, Assignment and Assumption Agreement between the Registrant and TTEC, dated as of December 5, 2001.

Exhibit Index

Exhibit	Description
2.1	Amended and Restated Share and Limited Liability Company Membership Interest Purchase Agreement, dated as of August 23, 2001 between the Registrant and KTIN Acquisition, LLC.
2.2	Bill of Sale, Assignment and Assumption Agreement between the Registrant and TTEC, dated as of December 5, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSTECHNOLOGY CORPORATION

By: /s/ Joseph F. Spanier

Its: Chief Financial Officer, Vice President and Treasurer

Date: December 18, 2001